Stradley Ronon Stevens & Young, LLP 191 North Wacker Drive Suite 1601 Chicago, IL 60606 Telephone 312.964.3500 Fax 312.964.3501 www.stradley.com
Mark R. Greer
Partner
mgreer@stradley.com
312.964.3505
November 7, 2023

VIA EDGAR SUBMISSION

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:  Aaron Brodsky, Attorney-Adviser

Re:	Macquarie ETF Trust (the “Registrant”)
File Nos. 333-273398/811-23890
Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A

Dear Mr. Brodsky:

On behalf of the Registrant, attached herewith is Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A (the “Pre-Effective Amendment”).  The Pre-Effective Amendment is being filed with the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR pursuant to Rule 472 under the Securities Act of 1933, as amended.

The Pre-Effective Amendment is being filed for the purposes of incorporating disclosure changes, including (i) changing the name of the Sustainable Global Listed Infrastructure ETF to Macquarie Global Listed Infrastructure ETF; (ii) changing the name of the Energy Transition ETF to Macquarie Energy Transition ETF; (iii) changing the name of the Tax-Free USA Short Term ETF to Macquarie Tax-Free USA Short Term ETF; and (iv) changes made in response to comments received from the Staff of the SEC to the Registrant’s initial Registration Statement on Form N-1A, which was filed with the SEC on July 24, 2023, and described in the comment response letter filed November 7, 2023.  The Pre-Effective Amendment also includes the initial seed money financial statements and related auditor report.

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

 Please direct questions and comments relating to this filing to me at the above-referenced telephone number.
Sincerely, /s/ Mark R. Greer Mark R. Greer, Esq

cc:      Catherine A. DiValentino, Macquarie Asset Management
Bruce G. Leto, Esq
Michael Spratt, Assistant Director
Thankam Varghese, Branch Chief

Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership